CUSIP No. 439038 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hooker Furniture Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

439038 10 0

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439038 10 0 Page 2 of 5

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons

J. Clyde Hooker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	☐	a

	☐	b

3.	SEC Use Only

4.	Citizenship or Place of Organization

Virginia, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

1,005,107

	6.	Shared Voting Power

155,456

	7.	Sole Dispositive Power

1,005,107

	8.	Shared Dispositive Power

155,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,160,563

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

16.0%

12.	Type of Reporting Person

IN

CUSIP No. 439038 10 0

Item 1.

(a)	Name of Issuer

Hooker Furniture Corporation

(b)	Address of Issuer’s Principal Executive Offices

440 East Commonwealth Boulevard
Martinsville, VA 24115

Item 2.

(a)	Name of Person Filing

J. Clyde Hooker, Jr.

(b)	Address of Principal Business Office or, if none, Residence

440 East Commonwealth Blvd.
Martinsville, VA 24115

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, no par value per share

(e)	CUSIP Number

439038 10 0

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

CUSIP No. 439038 10 0

(e)	☐	An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:: 1,160,563

(b)	Percent of class: 16.0%

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote 1,005,107

	(ii)	shared power to vote or to direct the vote 155,456

	(iii)	sole power to dispose or to direct the disposition of 1,005,107

	(iv)	shared power to dispose or to direct the disposition of 155,456

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003	By	/s/ J. CLYDE HOOKER, JR.

J. Clyde Hooker, Jr.